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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW (“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Director dealings
Johannesburg, 15 December 2020. Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
TV Maphai
Position
Chairman
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of shares
Transaction Date
11 December 2020
Number of shares
30 000
Class of Security
Ordinary shares
Market Price
R53,49
Total Value
R1 604 700
Number of shares
2 415
Class of Security
Ordinary shares
Market Price
R53,52
Total Value
R129 250,80
Number of shares
1 800
Class of Security
Ordinary shares
Market Price
R53,53
Total Value
R96 354,00
Number of shares
5 606
Class of Security
Ordinary shares
Market Price
R53,54
Total Value
R300 145,24
Number of shares
1 800
Class of Security
Ordinary shares
Market Price
R53,55
Total Value
R96 390,00
Number of shares
5 770
Class of Security
Ordinary shares
Market Price
R53,56
Total Value
R309 041,20
Number of shares
2 609
Class of Security
Ordinary shares
Market Price
R53,57
Total Value
R139 764,13

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited